smiths

RECEIVED
2006 OCT -3 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

27 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

06017263

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

dlw 10/3

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

08 TO 27 SEPTEMBER 2006

248	19/09/2006 : 10:43:00	Smiths Group PLC - Additional Listing
249	20/09/2006 : 10:10:00	Smiths Group PLC - Additional Listing
250	21/09/2006 : 12:13:00	Smiths Group PLC - Additional Listing
251	25/09/2006 : 14:11:00	Smiths Group PLC - Additional Listing
252	26/09/2006 : 10:50:00	Smiths Group PLC - Additional Listing
253	27/09/2006 : 07:01:00	Smiths Group PLC - Final Results
254	27/09/2006 : 07:05:00	Smiths Group PLC - Re Contract
255	27/09/2006 : 07:05:00	Smiths Group PLC - Re Contract
256	27/09/2006 : 07:05:00	Smiths Group PLC - Re Contract
257	27/09/2006 : 09:15:00	Smiths Group PLC - Additional Listing

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:43 19-Sep-06
Number	1482J

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to tra on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank p passu with the existing issued shares of the Company.

END

Clo:

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:10 20-Sep-06
Number	2113J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to tra on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equa with the existing issued shares of the Company.

END

Clos

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	12:13 21-Sep-06
Number	2889J

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to tra on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equa with the existing issued shares of the Company.

END

Clos

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	14:11 25-Sep-06
Number	4238J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to tra on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equa with the existing issued shares of the Company.

END

Clos

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:50 26-Sep-06
Number	4771J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to tra on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equa with the existing issued shares of the Company.

END

Clos

Company	Smiths Group PLC
TIDM	SMIN
Headline	Final Results
Released	07:01 27-Sep-06
Number	5294J

smiths

Smiths reports continued strong growth in sales and headline earnings in 2006, and raises the annual dividend by 8.1%

Preliminary 2006 results (unaudited)

	2006		2005	
£m	**Headline***	**Statutory**	Headline*	Statutory
Sales	**3,523**		3,005	
Operating profit	**520**	**161**	416	382
Pre-tax profit	**492**	**132**	404	366
Basic EPS (p)	**64.8p**	**4.3p**	52.8p	48.3p
Annual dividend (pps)	**31.35p**		29.0p	

** In addition to statutory reporting, Smiths Group reports on a headline basis, a measure which shows underlying performance. Headline profit is stated before exceptional items (including impairment of assets), amortisation of acquired intangible assets and financing gains or losses from currency hedging.*

Summary

In financial year 2006, Smiths Group sales increased by 17%, of which half came from underlying growth. On a headline basis, operating profit increased by 25%, raising the margin on sales by one percent to 14.8%, pre-tax profit increased by 22% and EPS by 23%. On the same basis, conversion of operating profit into operating cash was at 81%. Statutory earnings were reduced by the decision to write down the carrying value of the company's preference shares in TI Automotive Ltd. Company-funded R&D spend increased by 35% to £193m, reflecting significant investment in new product development which will generate long-term growth. The Board is recommending the final dividend be raised to 21.5p, bringing the total dividend for the year to 31.35p, an increas of 8.1% - marking 36 years of successive increases.

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: **"Once again, Smiths has achieve double-digit sales growth while improving the profit margin. We have generated a strong operating cash flow in 2006 at a time of substantial investment in new product development and in global manufacturing The dividend increase is a reflection of the Board's confidence in the outlook for the current year."**

-o-

Media: Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors: Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

A meeting with analysts will be webcast at 9:00am UK time today on www.smiths-group.com/prelims2006 and archived there soon after the event. A sho interview with the Chief Executive and FD can be seen on the same url or on www.cantos.com.

Commentary on performance

Sales

In the 2006 financial year, Smiths Group sales increased by 17% to £3,523m (2005: £3,005m), with all divisions achieving double-digit growth. Underlying sales, excluding year-on-year acquisition and currency translation effects, grew by 9%, reflecting the gains being derived from the company's "Full Potential" initiatives, and healthy demand in each of its market sectors. The total includes a net contribution of £159m from acquisitions and disposals, notably the additional eight months' sales by Medex. The translation of foreign currency sales at more favourable exchange rates than in 2005, primarily due to the strengthening of the US dollar, contributed £68m.

Headline profits

In addition to statutory reporting (detailed below), Smiths reports its earnings on a headline basis to provide additional information on underlying trends.

Headline operating profit increased by 25% to £520m (£416m). Underlying operating profit, excluding year-on-year acquisition and currency effects, grew by 11%, benefiting from the company's strategy of focusing on market sectors with high growth potential. The net contribution from acquisitions and disposals was £36m and the contribution from currency translation was £11m. The company's headline net operating margin on sales improved by 100 basis points to 14.8% (13.8%).

The net interest charge on debt for the year amounted to £54m (£23m). The increase was primarily due to the cost of financing acquisitions, including Medex for the full year, although rising US interest rates were also a fact The interest charge is 9.6 times covered by headline operating profit.

The company recorded a pensions financing gain of £28m (£11m), reflecting the strengthened funding position c the retirement benefit schemes. In accordance with IAS 19, the financing gain is now net of administration costs which were previously included in the service cost and charged to operating profit.

Headline pre-tax profit increased by 22% to £492m (£404m) and headline EPS by 23% to 64.8p (52.8p). The company's effective tax rate on headline profit for the year was 26%. The Board has recommended a final dividend of 21.5p, an increase of 8.9%, bringing total dividends for the year to 31.35p, an increase of 8.1%. This dividend is covered two times by headline earnings per share and will mark the 36th consecutive year that the Smiths dividend has been increased.

Statutory profits

On a statutory reporting basis, operating profit was £161m (£382m), pre-tax profit was £132m (£366m) and earnings per share were 4.3p (48.3p). These results take account of a number of items regarded by Smiths as exceptional in nature or not part of the company's headline performance measures. In total they amount to £360m, of which £325m were non-cash items.

Recognising continued deterioration in the automotive component market, particularly in the US, an impairment review of the preference share investment in TI Automotive has been undertaken, as required by IAS 39.

The preference shares have not yet borne any dividends, and it is considered unlikely that dividends will be paid the foreseeable future. Similarly, there is no current prospect of the preference shares being redeemed. The Board has also considered whether cash-flows could accrue from the investment in TI Automotive were the enterprise to be sold; such a sale is not currently considered sufficiently probable to take into account any cash-

flows which could accrue in such an event.

As a result, the Board has decided to write down the carrying value of the investment in the TI Automotive preference shares from £325m to nil value in the accounts. There is no cash impact from this decision.

As indicated earlier, the further integration of Medex led to a charge of £19m (£10m), including provision for plan closures. There was a (non-cash) charge of £17m (£6m) for the amortisation of acquired intangible assets. The company has also made a provision of £12m for the settlement of an industry-wide class action in the US relatin to a product made by Titeflex in the Specialty Engineering division (detailed in Legal Matters). There were financing losses of £3m (2005: £4m) from the impact of derivatives and other financial instruments not hedge accounted under IFRS. The company recorded a profit of £16m (£9m) on the disposal of businesses during the year.

Cash and debt

Smiths generated a strong headline operating cash-flow in 2006. At £420m, it represents an 81% conversion ra from headline operating profit (2005: 62% on an IFRS basis). Headline operating cash is measured after expenditure on property, plant & equipment and development costs, and before the integration costs of acquisitions and special pension payments. On this basis, the company is now targeting a minimum 75% conversion ratio for the years ahead.

Cash expenditure on exceptional items was £17m (£10m) and, in addition, the company made a £61m special pension contribution (detailed later). Free cash-flow, after interest and tax, was £170m (£147m). Dividend payments were £167m (£155m) during the year and net acquisition/disposal expenditure was £46m (£598m).

Net debt at the year-end amounted to £923m (£931m), of which, after currency swaps, some 42% is US dollar denominated and some 62% is at variable rates of interest.

Research & Development

As an applied technology company, Smiths "Full Potential" strategy is to develop engineered solutions that best meet customer requirements. Investment in Research & Development drives future performance and is a meas of the company's commitment to achieving long-term organic growth. In 2006, company-funded R&D amounted £193m (£143m), or 5.5% of total sales, of which £108m was charged against operating profit in the year, makinç total charge of £116m for the year, after amortisation and deferred income. Additional customer-funding of development programmes increased to £159m (£152m). Under IFRS, certain development costs are capitalisec and then amortised against deliveries to customers. The net effect of this accounting treatment in 2006 was to a £77m (£43m) to the balance sheet. Major development programmes included the Boeing 787 and Airbus A380 commercial jets, which have been capitalised, and the Boeing 767 Global Tanker, which has been expensed. A these aircraft move closer towards production, related R&D is expected to decline.

Retirement benefits

The company's funded pension schemes around the world moved into an overall surplus of £75m in 2006, from deficit of £109m in the prior year. Including post retirement healthcare and unfunded pension schemes, the ove post-retirement liabilities represent a net £60m deficit on the balance sheet compared with a £255m deficit in the prior year. During the year, scheme mergers took place involving several small underfunded schemes in the UK

and the company contributed £61m in cash to facilitate these mergers. Also during the year, UK mortality assumptions were updated, including an allowance for future longevity increases. Altogether, the company contributed £110m (£52m) to the funded pension schemes.

Operating review

Productivity has continued to improve as Smiths establishes new, lower cost production facilities in emerging markets throughout the world. Sales per employee, averaged through the year, reached £112,000 (£105,000). the year-end, the company employed 31,800 (30,600), including 14,600 in the US and 7,300 in the UK. The US the company's largest market, accounting for 54% of total sales by origin and 61% of headline operating profit. Direct exports worldwide from the UK were £587m (£529m).

Smiths Aerospace

£m	**2006**	2005
Sales	**1,300**	1,146
Headline operating profit	**152**	132

Smiths Aerospace sales increased by 13%, or 10% excluding currency and acquisition effects, reflecting strong underlying growth across the business. The headline operating margin on sales remained steady, with the bene from higher volumes offset by higher R&D investment.

Smiths Aerospace Systems designs, manufactures and provides in-service support for digital, electrical and mechanical systems for military and commercial aircraft. Smiths Aerospace Components supplies high-value machined and fabricated components to the principal engine manufacturers. Military sales across Smiths Aerospace account for 54% and commercial for 46%, with the aftermarket generating a quarter of total sales.

Sales in the commercial sector grew by more than 25%, driven by increased production rates of Boeing 737 and 777, and Airbus A320 aircraft. Production of passenger jets continues to rise, as airlines seek to replace their fleets with newer, more efficient aircraft in the face of higher fuel prices. Smiths has a strong position on the aircraft and engines that are benefiting from this trend.

Looking ahead, the company will be supplying high-value equipment for the A380, and for the B 787, which is scheduled to enter service in 2008. Smiths has been selected by Boeing to provide the thrust reverser for the B 747-8 and to support its GoldCare service solution for the operators of the B 787. Long-term agreements were reached with GE Aviation to supply components for commercial and military engines, including one to machine critical parts used across the full range of GE engines, and with Rolls Royce, for the Trent 1000.

Sales in the military sector grew by 5%, reflecting the strong position Smiths has on the key programmes in curr production, including the F/A-18 E/F, Eurofighter Typhoon, F/A-22,
C-17, C-130J and Apache Longbow helicopter.

While US defence procurement is expected to level off in the years ahead, US exports and spending by other governments will assure modest market growth. The company's involvement in military development programm continues at a high level, particularly on the
C-130AMP, F-35 JSF and B767 Global Tanker. The latter programme has experienced some schedule change

and additional investment in meeting the initial commitments for Italy and Japan. Meanwhile, the selection proce for replacing the US tanker fleet has now commenced, and this is expected to offer a significant opportunity.

Key defence contracts awarded during the year included the large-area cockpit display and the next-generation health & usage monitoring system (HUMS) for the UK's Future Lynx helicopter. The Smiths Aerospace HUMS was also chosen for the South Korean helicopter programme.

The aftermarket is important in both commercial and military sectors. Demand is driven by aircraft utlisation. Airline traffic grew by 6% in 2006, while usage of military aircraft remained stable. The performance of Smiths in the aftermarket reflected these trends. During the year, the company formed a partnership with Aviall Services t distribute the complete range of Smiths spare parts for commercial aircraft. The agreement will improve working capital efficiency, and covers sales forecast at $2billion over the next 10 years, taking advantage of Aviall's specialist global network and advanced logistics.

Company-funded R&D amounted to 10% of sales in 2006, of which some 42% was expensed. Smiths Aerospac has, over the past three years, invested heavily in R&D and in low-cost production facilities to secure positions o future aircraft and drive revenue growth. This investment has generated business on new aircraft with much higher "shipset" values than on the applications they will replace. Customer-funded R&D in Smiths Aerospace w 11% of sales.

The division is expecting to see further strong growth in the commercial aircraft sector during the current year. Ir the longer term, recent successful selection on new commercial and military programmes should ensure a positi outlook for Smiths Aerospace.

Smiths Detection

£m	**2006**	2005
Sales	**412**	367
Headline operating profit	**77**	69

Sales in Smiths Detection grew by 12%, or 13% on an underlying basis, with a currency translation gain offset b small disposal. The headline operating margin on sales declined by 20 basis points, to 18.6%, reflecting a varyi business mix from one year to the next. While sales to military customers were lower in this period, across the broad range of commercial applications they grew strongly.

Smiths Detection is a prime contractor, responsible for design, manufacture and implementation of systems and equipment to detect and identify explosives, weapons, contraband and dangerous substances. It has an unrivall range of technologies, including trace detection, X-ray, millimetre wave, infra-red and biological analysis.

Some 85% of sales are made direct to governments around the world, including defence, homeland security anc customs & immigration departments. Its products serve transportation, ports & borders, critical infrastructure, military and emergency response markets. The technology is also adapted for selected industrial applications. These markets are particularly influenced by specific events and the perception of the threat from terrorism or other security issues. Consequently, they remain variable, with the company required to respond quickly when incidents occur.

Sales to transportation and airport authorities account for one-third of the division's total, and new business secured in this period will sustain growth ahead. Airport operators around the world continue to acquire Smiths equipment, including in this period those in Thailand, China, Malaysia, Singapore, India, Pakistan, Japan, Austra and New Zealand. Smiths recently won a contract to supply security systems for the new Terminal 3 at Dubai airport. In addition, Smiths Detection equipment is now being used on the New York and Prague subways and h been trialled at a commuter station in Maryland, and on the London underground.

The ports & borders business supplies large X-ray systems to check containers in transit. Turkey, Abu Dhabi an Oman placed orders to screen shipments through borders and airports. The Belgian customs are deploying nev fixed and mobile scanners at Zeebrugge and Antwerp. The company is also now under contract to provide mob cargo X-ray systems (HCV) to the US Customs & Border Protection Agency.

In the military sector, a number of existing contracts were winding down in this period, while several important programmes, including the Chem-Bio Protective Shelter, were only just beginning. Smiths is well placed to bene from forthcoming military programmes such as the US Department of Defense requirement for a new generation chemical detectors.

Critical infrastructure and systems provision are growing sectors for Smiths Detection. A contract was received from Thai Airways for a fully-integrated security system for its own facilities at the new Suvarnabhumi Airport in Bangkok. Under this programme, software from the new Livewave acquisition will be used to integrate the secui hardware.

Technology enhancement remains a high priority for Smiths Detection, whether by company-funded R&D or by acquisition. These have yielded a pipeline of new products. A new
Hi-Scan X-ray system for airport security checkpoints will help to identify and pinpoint explosives in carry-on baggage. A new desktop system (500DT), able to detect drugs and explosives simultaneously, was launched ar has been certified by the Transportation Security Agency (TSA) in the US. Company-funded R&D was equivaler to 5% of sales in the year, and customer funding added a further 2%. Smiths Detection employs over 400 scientists and engineers identifying and developing new technologies.

To strengthen the business mix, Livewave Inc was acquired in October 2005 for £10m. Livewave has developec software systems which network sensors and video cameras to remote viewing stations. Livewave's technology enables Smiths Detection to provide a complete package of sensors, ranging from X-ray to chemical detectors a CCTV in a single system, linked to a central command and control capability.

In June, Smiths Detection opened a manufacturing facility in St Petersburg. It will assemble X-ray equipment, ar is also a base for both sales and technical support staff to serve the growing Russian security market.

In August 2005, Smiths Heimann Biometrics GmbH was merged with Cross Match Technologies Inc in exchange for 43% of the issued share capital of that company. This investment is accounted for on an equity basis.

Looking ahead, tendering activity is at a high level, giving good confidence in growth for the current year. Tradin performance in a particular period depends on the contracts secured, which can be large and irregular. During tl

year, Smiths Detection will absorb an increase in R&D expense and the revenue costs of starting up new plants key market locations.

Smiths Medical

£m	**2006**	2005
Sales	**737**	563
Headline operating profit	**138**	88

Smiths Medical sales increased by 31%, helped by the inclusion of Medex for a full twelve months, compared to four in 2005. The underlying sales growth of the division was 6%, in line with market trends. The margins on sa improved to 18.7%. The prior year's profit included the one-time £14m IFRS adjustment to the value of stock acquired with Medex, so the like-for-like margin improvement was 60 basis points. The integration of Medex has continued on track, and the incremental synergies of £7m achieved in 2006 are reflected in the division's overall performance.

Smiths Medical focuses on improving medical outcomes. Its products deliver medication, including chemothera pain relief and insulin. They provide vital care, such as managing airways and fluids during and after surgical procedures, as well as monitoring vital signs. And they keep people safe, through providing safety devices for drawing blood samples, giving injections and delivering intravenous drugs. Its customers are hospitals and othe healthcare providers worldwide. Most territories are serviced through wholly-owned local sales and distribution companies.

The dynamics of the medical device and equipment market are mainly driven by the demographics of ageing populations and rising personal wealth in highly developed countries, and the consequent increase in healthcare spending. The world market for products of the type supplied by Smiths amounts to some $7billion per annum a is growing consistently at an annual rate of 5-6%.

Sales of single-use devices moved ahead. In January, Smiths Medical signed a three-year agreement with Novation, which offers contracting services to 2,500 hospitals throughout the US, under which the company will one of the two suppliers of customised kits which provide all the necessary products for clinicians to perform regional anaesthesia. In addition, two major contracts were secured with Premier Purchasing Partners, a group purchasing organisation, for disposable anaesthesia and temperature management products. The company's temperature management products continued to increase their share of the market, and during the year the temperature probe product range doubled in size,
re-affirming its market leadership.

Safety devices continued to sell well in the US. The combined Smiths and Medex products has improved the range's competitive strength and is generating incremental sales. During the year, strong growth was seen in sales of infusion pumps, especially the Medfusion™ 3500 syringe pump and its integrated PharmaGuard® medication safety software. The extended range of disposable items used in conjunction with insulin delivery pumps has generated additional sales.

Spending on R&D rose by £7m to £25m, representing 3.4% of sales. There were a number of important new product launches in 2006. The ADVANTIV® safety catheter and the Needle-Pro® EDGE™ hypodermic were

designed in response to continuing awareness of needle-stick injuries and consequent health risk. New respiratory products launched included the Portex® adjustable flange tracheostomy tube, the Portex® Thermovent® T2 heat & moisture exchange device, and the PressureEasy® cuff pressure controller. The line o anaesthesia offerings added a new carbon dioxide absorbent, SODASORB® LF, and a single-use bougie for difficult intubations. Smiths Medical also launched a new range of advanced embryo replacement catheters, the Sure-Pro™ and Sure-Pro Ultra™ in response to the changing needs of fertility specialists.

Regarding the integration of Medex, in both Europe and the US the formerly separate Medex units have merged with the existing Smiths Medical operations, generating customer service and marketing synergies. In addition, R&D programmes have been aligned throughout the business. Manufacturing integration is in progress and is expected to deliver cost reduction from 2007. During the year, Smiths Medical announced that manufacturing would cease at three facilities, in Duluth (Georgia), Wampsville (New York) and Hythe (Kent), and that facilities i Mexico and Ohio would be expanded. The closure of manufacturing at Hythe is the largest of these measures, and will take two years to complete. With the acquisition synergies now being achieved across Smiths Medical, the separation of the performance of Medex and the original Smiths business is no longer appropriate.

Reorganisation of the division's global distribution system is also under way. Working with logistics specialists, a European centre has been established in Holland to serve all markets outside the US, eliminating six national warehouses.

In September 2005, at the request of the German competition authorities, the company disposed of its pressure monitoring product line in Germany for £6m, a business which had generated sales of £11m in year ending 31 J 2005.

Looking ahead, the company will continue to develop a global healthcare device business focused on improving the outcome for patients, through more effective medication delivery and vital care provision, while ensuring the safety of medical practitioners. Smiths Medical is well placed to make further progress in the coming year, with consistent market growth, the full benefit of synergies and efficiency gains in operations and manufacturing.

Specialty Engineering

£m	**2006**	2005
Sales	**1,074**	929
- of which, John Crane	**518**	463
Headline operating profit	**153**	127
- of which, John Crane	**69**	63

Sales by the Specialty Engineering division increased by 16%, or 9% on an underlying basis, excluding currency translation and acquisitions. The division's margin improved by 70 basis points to 14.3% as a direct benefit of th higher sales achieved across its operations.

Within Specialty Engineering, John Crane provides mechanical rotating seals and associated equipment and services used in process industries. Interconnect supplies components and sub-systems for connecting, protecting and controlling critical electronic and radio frequency systems. Flex-Tek provides ducting and hosing for a wide range of applications, mainly for heating & ventilation and domestic equipment. Marine Systems

supplies marine electronics and charts.

John Crane's largest markets are the oil and gas sector, the petrochemical and other process industries. Maintenance and support form a large part of total demand, with new projects providing an income stream many years after equipment installation.
Its markets have been particularly strong in 2006, specifically within the oil and gas sector in the US, Latin Ameri and Asia Pacific. Better global market conditions, combined with the benefits of focusing on enhanced custome service, drove an underlying increase in sales of 8%, with a headline operating margin of 13.4%, after spending £7m on restructuring in Europe and USA.

John Crane has won several projects which will secure future revenue streams, including the Minatitlin process plant for Pemex in Mexico and the Qatar gas refinery. In the UK, a new Technology Centre is being installed in Slough, capable of testing gas seals at extreme pressures, which will give a competitive advantage.

In February, John Crane opened a manufacturing, service and support centre in Bangalore, India. In December the 33% minority held by local partners in John Crane Tianjin, China was purchased for £1m, increasing John Crane's presence in the wet seal sector in the region, a market which is growing. The business is now working closely with John Crane Timing, also based in Tianjin.

After the year-end, in August 2006 the company completed the disposal of John Crane's Safematic bearing lubrication business to SKF for £16m. It had sales of £15m in 2006. In the same month, the acquisition of the Italian pressure sealing company Comet was completed for £4m. Its sales for the year to December 2005 were £5m.

Interconnect's largest markets are aerospace, defence and wireless telecommunications. Within aerospace and defence, its products include antenna systems, connectors, cable assemblies and frequency sources. In the wireless telecommunications sector, it supplies devices to protect base stations from power surges, as well as coaxial cables and electronic components. Across all of these applications, Interconnect achieved strong growtl in 2006.

Continuing the progress on improving the business mix, in September, Smiths acquired Millitech for £19m, boosting Interconnect's presence in the millimetre wave technology sector. In January, the business and assets Lorch Microwave were purchased for £15m, bringing increased capability in microwave filters.

Major contracts secured during the year included an agreement to manufacture the award-winning Tarsier runwa debris monitoring systems in the US, won by Millitech shortly after its acquisition, and satellite communications equipment for the Boeing 787, won by Tecom.

Flex-Tek serves mainly domestic appliance manufacturers and the US construction industry. It performed well i 2006, with the house-building market in North America remaining robust. It was strengthened by the acquisition Farnam Custom Products in August 2005 for £4m. Marine Systems, comprising Kelvin Hughes and Chartco, al performed well. The electronic charts business made good progress.

Specialty Engineering's outlook is for further growth in the year ahead, helped by the continued upturn in the

investment cycles for oil & gas and telecoms infrastructure.

Legal matters

As previously reported, John Crane, Inc (John Crane) a subsidiary of the company, is one of the many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in the cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane ha been dismissed before trial from cases involving approximately 128,000 claims over the last 27 years. John Crai is currently a defendant in cases involving approximately 162,000 claims. Despite these large numbers of claim: John Crane has had final judgments against it, after appeals, in only 55 cases, amounting to awards of some US $52.6m over the 27 year period.

To date these awards, the related interest and all material costs of defending these claims have been met directl by insurers. Since the year end John Crane has secured the commutation of certain insurance policies, resultin in anticipated proceeds of approximately $54 million. While substantial insurance will remain in place, it is likely that John Crane will in future meet defence costs directly, seeking appropriate contribution from insurers thereaf

No provision relating to this litigation has been made in the company's accounts.

Along with three other companies, Titeflex Corporation, a US subsidiary, has settled a class action with respect t its corrugated stainless steel tubing product in the US. The settlement is a compromise of disputed claims and does not imply any admission of liability. Titeflex stands by the safety of this product, and has entered into this agreement solely to avoid the future expense, disruption and burden of protracted litigation. The exceptional charge of £12m covers all legal fees and administrative costs, and a conservative estimate for a contribution to certain homeowners towards remedial costs connected with the tubing.

AGM

The Annual General Meeting of the company will be held at the Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday, 21 November 2006 at 12.00 midday. If approved a the meeting, the recommended final dividend on the ordinary shares will be paid on 24 November to shareholde registered on the close of business on 3 November. The ex-dividend date will be 1 November.

Changes to the Board

Sir Kevin Tebbit, KCB, CMG was appointed a non-executive director in June. Sir Kevin has had a distinguished career serving widely in policy, management and finance posts in the Foreign & Commonwealth Office, NATO a finally the UK Ministry of Defence, where he was Permanent Under-Secretary of State from July 1998 to his retirement in November 2005.

Robert O'Leary, who joined the Board in 1997, died in August, following an illness throughout which he had continued to play an active role. Lord Robertson of Port Ellen resigned in February, after two years, due to his other commitments. Sir Julian Horn-Smith will be retiring at the AGM, after almost seven years.

Prospects

The markets for Smiths products remain robust, and the outlook for 2007 is for continued sales growth. The company is starting to reap the rewards of recent investments in R&D and low cost manufacturing, and the benefits are expected to show in a further improvement in the operating margin. While the growt in reported earnings may be tempered by the effect of a weaker dollar, the Board is confident that Smiths is well-positioned to make further progress in the year ahead.

Tables attached

- Income statement
- Statement of recognised income & expense
- Balance sheet
- Cash-flow statement
- Notes to the accounts

Copies of the Annual Review 2006, or if they have requested it, the Annual Report & Accounts 2006, will be sent shareholders in the week commencing 23 October, and both will be available at the registered office of Smiths Group plc, 765 Finchley Road, London NW11 8DS.

Consolidated Income Statement (unaudited)

		Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Revenue (Note 2)		**3,522.9**	3,005.4
Cost of sales		**(2,111.2)**	(1,814.7)
Gross profit		**1,411.7**	1,190.7
Sales and distribution costs		**(354.7)**	(283.3)
Administrative expenses: Normal activities		**(587.8)**	(534.1)
Impairment of financial asset		**(325.0)**	
Profit on disposal of businesses (Note 20)		**16.4**	8.7
Operating profit (Note 2)		**160.6**	382.0
Interest receivable		**4.2**	15.0
Interest payable		**(58.4)**	(38.2)
Other financing losses		**(0.5)**	(4.2)
Other finance income – retirement benefits		**27.6**	11.3
Finance costs		**(27.1)**	(16.1)
Share of post-tax losses of associated companies		**(1.1)**	
Profit before taxation		**132.4**	365.9
Comprising:	headline profit before taxation (Note 3)	**492.1**	403.8
	exceptional operating items (Note 4)	**(14.5)**	(28.0)
	amortisation of acquired intangible assets	**(16.9)**	(5.7)
	financing losses	**(3.3)**	(4.2)
	impairment of financial asset	**(325.0)**	
		132.4	365.9
Taxation (Note 5)		**(108.2)**	(94.1)
Profit for the period attributable to equity shareholders of the parent company		**24.2**	271.8

Earnings per share (Note 7)		
Basic	**4.3p**	48.3p
Diluted	**4.2p**	48.2p
Dividend per share		
Interim	**9.85p**	9.25p
Final	**21.5p**	19.75p

Consolidated Statement of Recognised Income and Expense (unaudited)

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Exchange (loss) / gain	**(112.7)**	50.2
Taxation recognised on exchange losses		
- current		5.9
- deferred	**(7.4)**	
Actuarial gains/(losses) on retirement benefit schemes	**94.5**	(23.4)
Taxation recognised on actuarial gains/losses - deferred	**(24.0)**	11.8
Fair value gains/(losses):		
- on cash flow hedges	**33.4**	
- on net investment hedges	**(4.0)**	
Net (cost)/income recognised directly in equity	**(20.2)**	44.5
Profit for the period	**24.2**	271.8
Total recognised income and expense for the period attributable to equity shareholders of Smiths Group plc	**4.0**	316.3
Effect of change in accounting policy (IAS 32 and IAS 39)	**2.9**	

Consolidated Balance Sheet (unaudited)

	5 August 2006 £m	31 July 2005 £m
Non-current assets		
Intangible assets (Note 9)	**1,530.6**	1,481.7
Property, plant and equipment	**497.8**	502.8
Investment accounted for using the equity method	**14.0**	
Financial assets – other investments (Note 10)	**0.8**	328.5
Retirement benefit assets (Note 8)	**183.7**	134.6
Deferred tax assets	**92.3**	117.8
Trade and other receivables (Note 12)	**16.8**	24.7
Financial derivatives	**6.2**	
	2,342.2	2,590.1
Current assets		
Inventories (Note 11)	**558.4**	564.2
Trade and other receivables (Note 12)	**724.4**	720.5
Cash and cash equivalents (Note 14)	**120.6**	60.9
Financial derivatives	**26.1**	
Total assets	**3,771.7**	3,935.7
Non-current liabilities		
Financial liabilities:		
Borrowings (Note 14)	**(862.3)**	(937.7)
Financial derivatives	**(4.4)**	
Provisions for liabilities and charges (Note 15)	**(26.5)**	(26.4)
Retirement benefit obligations	**(235.8)**	(371.2)
Deferred tax liabilities	**(49.7)**	(19.9)
Trade and other payables (Note 13)	**(114.8)**	(133.2)
	(1,293.5)	(1,488.4)
Current liabilities		
Financial liabilities:		
Borrowings (Note 14)	**(185.0)**	(54.0)

Financial derivatives	**(4.9)**	
Provisions for liabilities and charges (Note 15)	**(81.8)**	(64.1)
Trade and other payables (Note 13)	**(699.5)**	(684.6)
Current tax payable	**(144.1)**	(160.8)
Total liabilities	**(2,408.8)**	(2,451.9)
Net assets	**1,362.9**	1,483.8

revenues globally. The business holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers ar is a world-leader in digital, electrical power, mechanical systems, engine components and customer services. For further information visit www.smiths-aerospace.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

END

Clos

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:05 27-Sep-06
Number	5280J

smiths

Smiths wins $71 million US Government contract for explosives detectors

SMITHS Detection, part of the global technology business Smiths Group, today announces it has won a contract supply explosives trace detectors (ETD) to the US Government with a potential value of $71 million.

The Transportation Security Administration (TSA), part of the US Department of Homeland Security, will deploy tl Smiths Detection IONSCAN 400B desktop explosives trace detectors at airports across the United States.

The TSA, which protects America's airports and rail network, has already made its first purchase under the contract placing a $7.2 million order for IONSCAN 400B machines.

The detectors will be used to scan carry-on and checked baggage for traces of explosives.

Stephen Phipson, Group Managing Director of Smiths Detection, said: "We are delighted to be able to provide equipment that can contribute greatly to the detection of threats against the travelling public.

"There are already around 4,000 Smiths IONSCAN explosives trace detectors deployed at airports in the United States. This contract is recognition of our technological leadership in the global effort to keep transport systems safe."

Smiths hand-held explosives detectors are already being used by the New York Police Department to protect the subway and were involved in high-profile security trials on the London Underground this year.

Smiths walk-through explosives detection portals are currently deployed at 17 US airports, including JFK, Washington Dulles and Newark, and were recently deployed by HM Revenue and Customs at Heathrow and Manchester airports to detect narcotics.

The IONSCAN 400B is an explosives trace detector that can detect and identify traces of more than 40 substanc in eight seconds.

The desktop unit quickly analyses sample swabs of items such as handbags and briefcases. The swab sample is then placed into the IONSCAN 400B for analysis and the results are displayed to the operator.

A detection of trace explosives indicates that an explosive device may be present or that the person may have been handling explosive material and further investigation is necessary.

ENDS

IONSCAN is a trade mark of Smiths Detection

Smiths Group

Smiths is a global technology business, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application c advanced technologies. Our products and services make the world safer, healthier and more productive. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

Smiths Detection

Smiths Detection is one of four operating divisions of Smiths Group. Smiths Detection offers technologically advanced security solutions tc detect and identify explosives, chemical and biological agents, weapons, and contraband, plus specialist applications for life sciences and food manufacturing industries. Employing trace detection technology together with Smiths-Heimann x-ray imaging, Smiths Detection provides security solutions for customers in homeland security and defense markets worldwide. For further information visit www.smithsdetection.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

END

Clos

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:05 27-Sep-06
Number	5278J

Smiths Group announces $100 million of new contracts

THE global technology business Smiths Group today announces contracts worth over $100 million. Visit the Smiths website at www.smiths.com for more details

- Smiths Detection has won a $71 million US Government contract for explosives trace detectors to be deployed at airports around the United States
- Smiths Detection has won a $10 million contract to supply an intelligent integrated security system for Th Airways at Bangkok's new airport
- Smiths Aerospace has been awarded a $20 million contract to supply the new large area cockpit display for the VH-71 Presidential helicopter
- Smiths Detection's x-ray equipment has helped Caribbean authorities seize $40 million of cocaine in the Dominican Republic

ENDS

Smiths Group

Smiths is a global technology business, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application c advanced technologies. Our products and services make the world safer, healthier and more productive. Smiths Group has four divisions Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

Smiths Detection

Smiths Detection is one of four operating divisions of Smiths Group. Smiths Detection offers technologically advanced security solutions tc detect and identify explosives, chemical and biological agents, weapons, and contraband, plus specialist applications for life sciences and food manufacturing industries. Employing trace detection technology together with Smiths-Heimann x-ray imaging, Smiths Detection provides security solutions for customers in homeland security and defense markets worldwide. For further information visit www.smithsdetection.com

END

Clos

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:15 27-Sep-06
Number	5380J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to tra on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equa with the existing issued shares of the Company.

END

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